ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 29, 2020

Angela C. Jaimes
(617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 137

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 137 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 14, 2019 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Fund” and together, the “Funds”). We received your oral comments regarding the 485(a) Amendment on December 31, 2019. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in Post-Effective Amendment No. 138 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of February 1, 2020, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.

Comment: In the “Annual Portfolio Operating Expenses” table of the “Fees and Expenses of the Fund” section of the Fund Summary for certain of the Funds, the Staff notes that there are brackets in place of the dates through which fee waivers and/or expense limitation arrangements will extend for each of the applicable Funds. Please populate omitted or bracketed information with relevant dates and confirm that such dates are through at least one calendar year from the date of filing of the 485(b) Amendment.

Response: The Trust confirms that the 485(b) Amendment will include all information that had been omitted from or placed in brackets in the 485(a) Amendment. The Trust further confirms that the Funds’ adviser has agreed to expense limitation arrangements, as applicable, through at least January 31, 2021.

AllianzGI Emerging Markets SRI Debt Fund—Fund Summary

2.

Comment: In the “Principal Investment Strategies” section of the Fund Summary, please consider revising the Fund’s Rule 35d-1 policy to include investments in “environmentally-friendly or ESG issuers.” The Staff notes that the use of the term “SRI” in the Fund’s name denotes (1) investments in environmentally friendly companies that are primarily engaged in activities that produce renewable resources or reduce depletion of nonrenewable resources or (2) investment in issuers with strong ESG policies. Accordingly, the Staff believes the Fund should have a policy to invest at least 80% of its net assets in investments issued by companies that promote such objectives.

Response: The Trust believes that the term “SRI” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “SRI.” The Trust believes this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]… Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the term “SRI”, and in particular the Fund’s use of “Emerging Markets SRI Debt” in its name denotes investments in emerging markets debt securities while the Fund has an investment objective or strategy of selecting those securities on the basis of SRI or ESG factors and analysis. Thus under its 35d-1 policy, the Fund will normally invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in debt instruments issued by Emerging Market Sovereign, Emerging Market Quasi-Sovereign and Emerging Market Corporate issuers. In selecting such instruments, the portfolio managers employ a proprietary ESG scoring model whereby the investment team ranks the Fund’s investment universe and creates an ESG-driven exclusion list. The exclusion list is then used to filter certain countries out of the Fund’s investment universe. Accordingly, the Trust respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “SRI.”

3.

Comment: In the fifth paragraph of the “Principal Investment Strategies” section of the Fund Summary, the Staff notes that disclosure currently states that the portfolio management team of the Fund uses a proprietary ESG scoring model to “rank the Fund’s investment universe, identify trends and detect non-financial risks that may impair an issuer’s creditworthiness.” Please clarify whether the proprietary ESG scoring model’s scoring of countries is only used to determine which countries to exclude as part of the investment process.

Response: The Trust notes that the ESG scoring model (the “ESG Model”) is utilized by the portfolio management team for various purposes beyond the exclusion list. As outlined in the Fund’s “Principal Investments and Strategies” disclosure, the ESG Model is also used to rank the Fund’s investment universe, identify trends, detect non-financial risks that may impair an issuer’s creditworthiness and, combined with fundamental analysis, to assess the universe of investments for the Fund as part of the investment process. In addition, the ESG Model informs the compilation of a “watch list” through which the portfolio managers may flag countries that are at risk of being excluded.

Principal Risks

4.

Comment: In the “Principal Risks” section of the Fund Summary for Funds that invest in emerging markets, please consider adding a principal risk for applicable Funds denoting risks associated with investments in China and/or China A-shares.

Response: The Trust believes that the existing risk disclosure, which is meant to include only a brief description of each of the Fund’s principal risks, provides sufficient detail to accurately portray the risk created by each Fund’s investments. The Trust also believes the current form—a brief description of each of the Fund’s principal risks with reference to more detailed risk disclosure in the “Summary of Principal Risks” section—is helpful to investors because it highlights the most significant risks of investing in the Fund without giving investors a false impression that the Fund Summary alone provides enough information to fully understand the complete risk profile of the Fund.

Those Funds that are subject to risks associated with investments in China and/or China A-shares disclose China and/or China A-shares investments in their principal investment strategy disclosure and include Emerging Markets Risk as a “Principal Risk”. In turn, the current disclosure in the “Summary of Principal Risks—Emerging Markets” section of the Prospectus provides the requested clarification around risks specific to China and China A-shares investments:

The Funds may invest in some emerging markets through trading structures or protocols that subject them to risks such as those associated with illiquidity, custodying assets, different settlement and clearance procedures and asserting legal title under a developing legal and regulatory regime to a greater degree than in developed markets or even in other emerging markets. For example, some of the Funds may invest in certain eligible Chinese securities (“China A Shares”) listed and traded on either the Shanghai Stock Exchange (“SSE”) or the Shenzhen Stock Exchange (“SZSE”). Such Funds expect to access China A Shares through the Shanghai-Hong Kong Stock Connect Program or the Shenzhen-Hong Kong Stock Connect Program (each, a “Stock Connect”). The Shanghai Stock Connect is a securities trading and clearing program developed by the Hong Kong Stock Exchange (“SEHK”), SSE, Hong Kong Securities Clearing Company Limited and China Securities Depository and Clearing Corporation Limited for the

establishment of mutual market access between SEHK and SSE that commenced operations in November 2014. The Shenzhen Stock Connect subsequently commenced operations in December 2016. The Stock Connect programs are subject to regulations promulgated by regulatory authorities for both SSE, SZSE and SEHK, as applicable, and further regulations or restrictions, such as trading suspensions, may adversely affect the Stock Connects and the value of the China A Shares held by the Funds. There is no guarantee that the systems required to operate each Stock Connect will function properly or will continue to be adapted to changes and developments in the applicable markets or that the relevant exchanges will continue to support the Stock Connects in the future. In the event that the relevant systems do not function properly, trading through a Stock Connect program could be disrupted. While Stock Connect is not subject to individual investment quotas, daily and aggregate investment quotas apply to the aggregate volume on each Stock Connect, which may restrict or preclude a Fund’s ability to invest in Stock Connect securities or to enter into or exit trades on a timely basis. In addition, Stock Connect securities generally may not be sold, purchased or otherwise transferred other than through Stock Connect in accordance with each program’s rules, which may further subject the Funds to liquidity risk with respect to China A Shares. A Fund may be restricted in its ability to dispose of its China A Shares purchased through a Stock Connect in a timely manner. As an example, the Shanghai Stock Connect is generally available only on business days when both the SEHK and SSE are open. When either the SEHK or SSE is closed, a Fund will not be able to trade Stock Connect securities at a time that may otherwise be beneficial to trade. Additionally, the SSE or SZSE may be open at a time when the Stock Connect program is not trading, with the result that prices of China A Shares may fluctuate at times when a Fund is unable to add to or exit its position. Because of the way in which China A Shares are held in Stock Connect, a Fund may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security, and may suffer losses in the event the depository of the SSE or SZSE becomes insolvent. Only certain China A Shares are eligible to be accessed through the Stock Connect program. Such securities may lose their eligibility at any time, in which case they presumably could be sold but could no longer be purchased through the Stock Connect program. Because the Stock Connect program is new, the actual effect on the market for trading China A Shares with the introduction of large numbers of foreign investors is unknown.

Investments in China A Shares may not be covered by the securities investor protection programs of either exchange and, without the protection of such programs, will be subject to the risk of default by the broker. The limitations and risks described above with respect to each Stock Connect are specific to the applicable program; however, these and other risks may exist to varying degrees in connection with the Funds’ investments through other trading structures, protocols and platforms in other emerging markets.

The Trust therefore respectfully declines to revise disclosure in response to this comment.

AllianzGI Emerging Markets SRI Debt Fund—Principal Investments and Strategies

5.

Comment: The Staff notes that in the “Principal Investments and Strategies” section of the Prospectus, the Fund’s “Fund Focus” currently contains bracketed information. Please confirm that the bracketed information will remain the same in the 485(b) Amendment, or otherwise please timely provide revised disclosure to the Staff for review.

Response: The Trust confirms that the referenced disclosure will remain unchanged in the 485(b) Amendment.

Summary of Principal Risks

6.

Comment: In the “Market Risk” subsection of the “Summary of Principal Risks” section of the Prospectus, please consider revising disclosure concerning the United Kingdom’s intention to withdraw from the European Union (“Brexit”), as necessary, to reflect recent developments.

Response: The Trust believes that the disclosure related to the United Kingdom’s potential withdrawal from the European Union in the applicable subsection reflected the most current information available to the Trust at the time of filing of the 485(a) Amendment. The Trust confirms that it will continue to update the relevant disclosure, as necessary, in response to key developments concerning the United Kingdom’s potential withdrawal from the European Union in connection with the Trust’s 485(b) Amendment.

7.

Comment: Please consider addressing in the “Summary of Principal Risks” section of the Prospectus how the expected discontinuation of LIBOR could affect the Funds’ investments. In addition, given the recently reported erosion of traditional lender protections and the rise of so-called “covenant-lite loans,” please consider (i) addressing such loans, if any of the Funds may invest in them, and (ii) disclosing the risks of such loans.

Response: The Trust confirms that the following disclosure will be added under “Interest Rate Risk” in the “Characteristics and Risks of Securities and Investment Techniques” section of the Prospectus in the 485(b) Amendment in order to clarify potential risks associated with the discontinuation of LIBOR.

Actions by governmental entities may also impact certain instruments in which the Funds invest. For example, certain instruments in which the Funds may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Funds or on certain instruments in which the Funds invest are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, particularly insofar as the documentation governing such instruments does not include “fall back” provisions addressing the transition from LIBOR. With respect to most LIBOR-based instruments in which the Fund may invest, the pricing and other terms governing the adoption of any successor rate are expected to limit or eliminate the direct effect of the transition to a successor rate on the value of such instruments. However, uncertainty and volatility arising from the transition may result in a reduction in the value of certain LIBOR-based instruments held by the Funds or reduce the effectiveness of related transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Funds.

With respect to the second part of the Staff’s comment, the Trust confirms that the following disclosure will be added under a new “‘Covenant-Lite’ Obligations” section under the “Investment Objectives and Policies” section of the Trust’s Statement of Additional Information in the 485(b) Amendment.

“Covenant-Lite” Obligations. The Funds may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders than other obligations. Covenant-lite agreements may feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend or making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

Prior Related Performance of Related Funds

8.

Comment: The Staff notes that in the “Prior Related Performance of Related Funds” section of the Prospectus, the first sentence of the second paragraph states that “The data for each Composite (including all accounts with similar investment objectives, policies and strategies to those of the respective Funds) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the above-mentioned Funds.” The Staff further notes that AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund do not disclose Composite accounts in conjunction with the other Funds. Please revise the first sentence of the second paragraph to encompass AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund.

Response: In response to this comment, the above-referenced disclosure will be revised as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

For all of the foregoing Funds, other than AllianzGI Core Bond Fund and AllianzGI Core Plus Bond Fund, t~~T~~he data for each Composite (including all accounts with similar investment objectives, policies and strategies to those of the respective Funds) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the above-mentioned Funds.

9.

Comment: The Staff notes that “Prior Related Performance of Related Funds” section of the Prospectus includes the following sentence: “The Composites’ performance information is calculated on the basis of the returns of underlying accounts expressed in U.S. dollars; to the extent that accounts underlying the Composites are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference dates, prior to factoring those accounts into the Composites’ performance.” Please disclose the currency in which such accounts were managed and whether performance as represented was affected by currency conversion.

Response: The Trust respectfully notes that the above-referenced language is intended for use by the Trust and other trusts in the Allianz complex, and that the current formulation serves the purposes of promoting uniformity and affording flexibility in similar performance disclosure throughout the complex. The Trust respectfully submits, furthermore, that specifying currencies in which accounts are denominated would introduce complexity without any clear benefit to investors. Indeed, various accounts may be managed across several different currencies, and corresponding additional disclosure would be required in order to make sense of and to account for fluctuating daily currency rates and the mechanics of how the Trust would weight those accounts. The inherently complex nature of any such additional disclosure would run the risk of causing undue confusion to investors. Furthermore, relevant SEC guidance with respect to composites—including GIPs composites—such as the Staff’s guidance in Nicholas-Applegate no-action letter (pub. Avail. Aug 6, 1996), has addressed different ways of weighting different types of accounts. Such guidance does not require disclosing the mechanics of how different accounts are weighted or adjusted, and thus there would be little value in providing specifics about currencies without introducing a substantial amount of additional information, which is neither illuminating nor common disclosure practice. The Trust believes that the current disclosure is appropriate and compliant with Form N-1A, and therefore respectfully declines to make the requested change in response to this comment.

10.

Comment: In the “Prior Related Performance of Related Funds” section of the Prospectus, in the tables that include performance for specified market indices, please note that the annual total returns information for each index reflects no deductions for fees, expenses or taxes.

Response: The requested changes will be made in the 485(b) Amendment.

11.

Comment: In the “Prior Related Performance of Related Funds” section of the Prospectus, please consider modifying tabular annual total returns information to be presented in descending order and renaming the “2019” row of each table to “One-Year Return”. Please also ensure that one-, five- and ten-year aggregate performance information is disclosed for each of the Funds, as applicable.

Response: The requested changes will be made in the 485(b) Amendment.

Statement of Additional Information

Investment Restrictions—Fundamental Investment Restrictions

12.

Comment: In the first paragraph following the last of the numbered paragraphs on the second page of the “Investment Restrictions—Fundamental Investment Restrictions” section, regarding AllianzGI Preferred Securities and Income Fund, the Staff notes references to real estate, including real estate investment trusts (“REITS”), as a component of the financial sector. The Staff’s view is that real estate should not be included as part of the financials sector. Please consider revising to align current disclosure in that section with the Staff’s view.

Response: The Trust respectfully notes that the above-referenced disclosure involves a fundamental policy of the Fund that cannot be changed without shareholder approval. Accordingly, the Trust respectfully declines to make the requested change in the 485(b) Amendment. Notwithstanding, the Trust notes supplementally that it will include after the above-referenced disclosure that certain policies of the Fund may be based on interpretations as of the time of their adoption.

13.

Comment: In the second paragraph following the last of the numbered paragraphs on the second page of the “Investment Restrictions—Fundamental Investment Restrictions” section, the Staff notes that current disclosure related to Preferred Securities and Income Fund provides that “Pursuant to fundamental investment policy (1) above, the Preferred Securities and Income Fund expects to concentrate in the financials sector” (emphasis added). Please revise the current disclosure to “… the Preferred Securities and Income Fund will be concentrated in the financials sector” (emphasis added).

Response: The Trust observes that the above-referenced disclosure involves a fundamental policy of the Fund that cannot be changed without shareholder approval. Accordingly, the Trust respectfully declines to make the requested change in the 485(b)

Amendment. That being said, the Trust notes that the practical consequence of the Fund’s current policy, as interpreted by the Trust, is to impose a compliance policy requiring concentration in the financial sector.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes
Angela C. Jaimes, Esq.

cc:	Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Benjamin J.G. Ruano, Esq.